October 7, 2024

Timothy F. Murphy
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road
Buffalo, New York 14219

       Re: Gibraltar Industries, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-22462
Dear Timothy F. Murphy:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing